EXHIBIT 3.1



                   AMENDMENTS TO BYLAWS OF FIBERCORE, INC.


      Article II, Sections 1, 2 and 4 of the Bylaws of FiberCore, Inc. shall be amended and restated in their entirety as follows:

      SECTION 1.  NUMBER AND TERM OF OFFICE

            The number of members of the Corporation's Board of Directors ("Directors") who shall constitute the whole board shall be such number as the Board of Directors ("Board") shall at the time have designated, except that (i) such number shall be not less than three (3) and not more than fifteen (15), and (ii) no more than six (6) Directors who are not Series A Directors (defined below) may serve on the Board at any given time, unless an additional independent Director is required to be a member of the Board for purposes of compliance with NASDAQ listing standards, in which case the number of Directors who are not Series A Directors shall not exceed seven (7).

            The number, manner of appointment, classification, replacement, nomination and election, and certain other matters pertaining to Series A Directors (as defined in the Designation of Rights, Privileges and Preferences of Series A Preferred Stock adopted by resolution of the Board on _____________, 2000, as amended in accordance with the terms thereof ("Series A Stock Terms")) shall be governed by the Series A Stock Terms. To the extent the Series A Stock Terms conflict with these Bylaws, the Series A Stock Terms shall control.

            So long as that certain Guarantor Indemnification Agreement dated as of December __, 2000 by and among the Corporation and Tyco International Group, S.A., a company incorporated under the laws of Luxembourg, and the Managing Shareholders named therein ("Indemnification Agreement") is in effect: (a) the Board shall include at least one Series A Director; and
      (b) Board nominations for non-Series A Directors shall be made by existing non-Series A Directors.

            Notwithstanding the provisions of the first paragraph of this
      Section 1, upon the occurrence of an Event of Default under the Indemnification Agreement and delivery to the Corporation by the holder of the Corporation's Series A Preferred Stock ("Series A Holder") of notice of exercise of the right of the Series A Holder under the Series A Stock Terms to cause an increase in the size of the Board and the number of Series A Directors, the size of the Board shall be automatically increased and additional Series A Directors shall be elected such that, following such increase and elections, the Series A Directors constitute a majority of the Board.

            The Corporation shall maintain a classified and staggered Board, with each Director serving for a term of three years, except for the first election after the creation of a classified and staggered Board. At such first election, there shall be three classes of Directors (Class I, Class II and Class III). Class I Directors shall be elected to an initial one year term. Class II Directors shall be elected to an initial two year term and Class III Directors shall be elected to an initial three year term. Following their initial terms, each class of Directors shall thereafter be elected to three year terms. Each class of Directors shall be divided as evenly as possible. To the extent the number of Directors is not evenly divided among the three classes, the extra Director shall first be placed in Class III, and the next extra Director, if applicable, shall be placed in Class II.

            Any decrease in the number of Directors shall not become effective until the expiration of the term of the Directors then in office unless, at the time of such decrease, there shall be vacancies on the board which are being eliminated by the decrease.

            The Board shall have a Chairman of the Board, who shall preside at all meetings of the Board and the Stockholders at which such person is present. The Chairman of the Board shall make all final rulings on procedure at meetings of the Board or Stockholders. The Chairman of the Board shall have and perform such other duties as from time to time may be assigned to him by the Board.

      SECTION 2.  VACANCIES

            If the office of any Director becomes vacant by reason of death, resignation, disqualification, removal, expansion of the Board or other causes, a successor may be elected for the unexpired term and until his or her successor is elected and qualified: (i) if such vacancy is of a seat held or to be held by a Series A Director, by a majority of the Series A Directors remaining in office, even if they constitute less than a quorum; and (ii) if such vacancy is of a seat held or to be held by a Director other than a Series A Director, by a majority of the Directors other than Series A Directors remaining in office, even if they constitute less than a quorum. Notwithstanding the foregoing, in the event all positions of a given class of Directors are vacant, the Series A Holder will fill vacancies of Series A Directors and holders of all other classes of the Corporation's capital stock entitled to vote for Directors will fill vacancies occurring among Directors other than Series A Directors.

      SECTION 4.  SPECIAL MEETINGS

            Special meetings of the Board may be called by one-third of the Directors then in office (rounded up to the nearest whole number) or by the chief executive officer and shall be held at such place, on such date and at such time as they or he or she shall fix. Series A Directors shall be considered to be in office from the time a Designation Notice (as defined in the Series A Stock Terms) is delivered to the Corporation. Written notice of the place, date, and time of each such special meeting shall be given to each Director by hand delivery, overnight courier, or facsimile (with receipt confirmed by the receiving machine) at least 24 hours before the meeting, unless such notice is waived by a Director who would otherwise receive it. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

      Article IX of the Bylaws of FiberCore, Inc. shall be amended and restated in its entirety as follows:


                              ARTICLE IX - AMENDMENTS

            Amendments to these Bylaws may be made, to the extent permitted by applicable law, by a majority of the Directors holding office and present at a meeting at which a quorum is present or by a majority vote of the stockholders entitled to vote at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

            Notwithstanding the foregoing: (i) no amendment adopted by the Directors that would adversely affect the rights, preferences, privileges or voting power of the Series A Holder shall become effective unless one Series A Director is a member of the Board and such amendment is approved unanimously by each and every member of the Board then in office or, such amendment is approved by the Corporation's shareholders, including the Series A Holder, voting as a separate class; (ii) no amendment adopted by the shareholders that would adversely affect the rights, preferences, privileges or voting power of the Series A Holder shall become effective unless the same shall have been approved by the Series A Holder, voting as a separate class; and (iii) no amendment to subsection (b) of the third paragraph of Article II, Section 1 of these bylaws shall become effective unless approved unanimously by each and every member of the Board then in office or by holders of a majority of the Corporation's shares entitled to vote thereon.